Exhibit 99.1

LE GAGA HOLDINGS LIMITED ANNOUNCES COMPLETION OF MERGER

HONG KONG, December 2, 2014 — Le Gaga Holdings Limited (NASDAQ: GAGA) (“Le Gaga” or the “Company”), a leading greenhouse vegetable producer in China, today announced the completion of the merger contemplated by the previously announced agreement and plan of merger dated as of July 30, 2014 (the “merger agreement”), among the Company, Harvest Parent Limited (“Parent”) and Harvest Merger Limited (“Merger Sub”). As a result of the merger, the Company became a wholly owned subsidiary of Parent.

Under the terms of the merger agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on October 22, 2014, each outstanding ordinary share (“Share”) (including Shares represented by American depositary shares (“ADSs”)) other than Excluded Shares (as defined below) was cancelled in exchange for the right to receive $0.0812 per Share or $4.06 per ADS (less the $0.05 per ADS cancellation fee to be paid pursuant to the terms of the deposit agreement dated November 3, 2010 (the “Deposit Agreement”) by and among the Company and Citibank, N.A., as depositary (the “ADS Depositary”), and the holders and beneficial owners of ADSs issued thereunder), in each case, in cash, without interest, and net of any applicable withholding taxes. “Excluded Shares” are (i) Shares and ADSs beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by Parent or any wholly-owned subsidiary of Parent (including Merger Sub) immediately prior to the effective time, including each Share or ADS contributed to Parent by the rollover shareholders in connection with the rollover and support agreement dated as of July 30, 2014 entered into by Parent, Holdco and the rollover shareholders, and (ii) Shares (“Dissenting Shares”) owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their dissenters’ rights pursuant to Section 238 of the Companies Law (2013 Revision) of the Cayman Islands. There are no Dissenting Shares as the Company did not receive any notice of objection from any shareholder prior to the vote to approve the merger, which is required for exercising any dissenters’ rights. The Excluded Shares were cancelled for no cash consideration.

Registered shareholders entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration and should wait to receive the letter of transmittal before surrendering their share certificates. Payment of the merger consideration will be made to holders of ADSs as soon as practicable after the ADS Depositary receives the merger consideration. Upon completion of the payment of the merger consideration to holders of ADSs, the Deposit Agreement will be terminated and the Company’s ADS facility will cease to exist.

The Company also announced today that it requested that trading of its ADSs on the NASDAQ Global Select Market (“NASDAQ”) to be suspended as of 4:00 p.m. (New York time) on December 2, 2014. The Company requested that NASDAQ file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on NASDAQ and the deregistration of the Company’s registered securities. The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing a Form 15 with the SEC. The Company’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About Le Gaga Holdings Limited (NASDAQ:GAGA)

Le Gaga is a leading greenhouse vegetable producer in China. The Company sells and markets greenhouse vegetables such as peppers, tomatoes, cucumbers and eggplants, as well as green leafy vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong. The Company has successfully built a trusted brand among its customers.

The Company currently operates farms in the Chinese provinces of Fujian, Guangdong and Hebei. Leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database, the Company specializes in producing and selling high-quality, off-season vegetables during the winter months.

Cautionary Statement concerning Forward Looking Statements

This news release may include certain statements that are not descriptions of historical facts, but are forward -looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward -looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, risks and uncertainties discussed in Le Gaga’s filings with the U.S. Securities and Exchange Commission. Le Gaga does not undertake any obligation to update any forward -looking statement, except as required under applicable law.

For further information about Le Gaga, please visit the Company’s website at www.legaga.com.hk. For more information, please contact:

PRChina

Jane Liu	Henry Chik

Tel: (852) 2522 1838	Tel: (852) 2522 1368

Email: jliu@prchina.com.hk	Email: hchik@prchina.com.hk